Exhibit 1.01

LVB Acquisition, Inc. and Biomet, Inc.
Conflict Minerals Report
For the Year Ended December 31, 2013

This conflict minerals report for the year ended December 31, 2013 has been completed in order to comply with Rule 13p-1 under the Securities and Exchange Act of 1934. The report requires company’s provide information on if materials are sourced out of the Democratic Republic of Congo (“DRC”) or an adjoining country that is financing conflict. Please refer to Rule 13p-1, Form SD and the 1934 Act Release No. 34-67716 for definitions to the terms used in this Report, unless otherwise defined herein.
1. Company Overview
Biomet, Inc. and its subsidiaries design, manufacture and market surgical and non-surgical products used primarily by orthopedic surgeons and other musculoskeletal medical specialists. Biomet’s product portfolio includes hip and knee reconstructive products; sports medicine, extremities and trauma products; spine, bone healing and microfixation products; dental reconstructive products; and cement, biologics and other products. Headquartered in Warsaw, Indiana, Biomet and its subsidiaries currently distribute products in approximately 90 countries.
2. Product Overview
The Company offers one of the most comprehensive portfolios of products, as well as the associated instrumentation, in the orthopedic and dental markets, as described below:
Reconstructive Products—Hips and Knees. Orthopedic reconstructive implants are used to replace joints that have deteriorated as a result of disease (principally osteoarthritis) or injury. Reconstructive joint surgery involves the modification of the affected area of the joint and the implantation of one or more manufactured components.
Sports, Extremities and Trauma (S.E.T.) Products. In sports medicine, the Company primarily manufactures and markets a line of procedure-specific products for the repair of soft tissue injuries, most commonly used in the knee and shoulder. Extremity systems comprise a variety of joint replacement systems, primarily for the shoulder, elbow and wrist. Trauma hardware includes internal and external fixation products used by orthopedic surgeons to set and stabilize fractures, used primarily for upper and lower extremities, including the foot and ankle.
Spine, Bone Healing and Microfixation Products. The Company’s spinal products include traditional, minimally-invasive and lateral access spinal fusion and fixation systems, implantable electrical stimulation devices for spinal applications and osteobiologics (including allograft services). The Company’s bone healing products include non-invasive electrical stimulation devices designed to stimulate bone growth in the posterior lumbar spine and appendicular skeleton. The Company’s microfixation products primarily include neuro, craniomaxillofacial, or CMF, and cardiothoracic products for fixation and reconstructive procedures.
Dental Reconstructive Products. The Company’s dental reconstructive products are designed to enhance oral rehabilitation through the replacement of teeth and the repair of hard and soft tissues. These products include dental reconstructive products and related instrumentation, bone substitute materials, regenerative products and materials, CAD/CAM copings and implant bridges.
Cement, Biologics and Other Products. The Company manufactures and distributes numerous other products, including bone cement and accessories, autologous blood therapy products and services, operating room supplies, general surgical instruments, wound care products and other surgical products.
3. Procurement Process Overview
The Company relies on its procurement department to provide the information on the country of origin for any conflict minerals. The process is documented as the following:

The Company established a process to determine the presence of tin, tungsten, tantalum and gold (“3TG”) in the product portfolio and pursue the suppliers to learn about the sources of supply of the minerals provided. These steps included:

•	Conducting a product review by engaging internal subject matter experts to identify the product and parts within the overall portfolio which may contain conflict minerals

•	Product list was matched to suppliers authorized to provide these items

•	Suppliers were sent a conflict minerals survey addressing the critical areas

•	Responses received from the supply base were subject to review to ensure sufficiency of responses and any necessary follow-up

•	The Company performed a control function in reviewing the supplier provided survey responses

In order for final products to be shipped in the USA, the Company requires all suppliers to adhere to applicable U.S. Food and Drug Administration requirements.

4. Reasonable Country of Origin Inquiry Conclusion

In accord with Rule 13p-1, the Company undertook due diligence to seek to determine whether the necessary conflict minerals in the products placed into commerce by the Company were or were not DRC Conflict Free. The Company designed its due diligence measures to be in conformity, in all material respects, with the nationally or internationally recognized due diligence framework in the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High Risk Areas and related supplements for each of the conflict minerals.

The Company has identified that 3TG are used in some of its products, notably gold used in dental implants, which are included in the sales of its Dental business which were 8.4% of total sales during the fiscal year ended May 31, 2013 and tin in products containing electrical components such as pumps; e-stimulation products, tungsten in mircofixation instruments and tantalum in spine spacers, which are included in the sales of its Spine, Bone Healing and Microfixation business which were 13.4% of total sales during the fiscal year ended May 31, 2013.

The Company has determined that its products are DRC conflict undeterminable. An audit report is not attached as it is not required for the first two calendar years following November 13, 2012. Due diligence was implemented using the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, an internationally recognized due diligence framework.

5. Due Diligence - Future Programs

The Company intends to further strengthen its review of supplier conflict mineral survey work to ensure sufficiency of the response. In the event of non-responses the follow-up process will be enhanced to reach further back in the supply chain.